Exhibit 99.1

Press Release

Eltek Reports a Contained Fire in its Plant in Petah Tikva

Petach-Tikva, Israel, June 15, 2022 Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, informed today that yesterday evening, a fire broke out in one of the production rooms in the Company's plant in Petach-Tikva. The fire, which damaged part of the production line located in that room, was extinguished without any casualties.

The company restarted its manufacturing in all other production lines; however the manufacturing processes performed in the room that was damaged are required for completing the manufacturing process. At this stage a full assessment of the full recovery time and the impact on the company's operations has not been completed. The Company is making efforts to minimize delays of its products deliveries. Based on a preliminary review, all damages are covered under the Company’s insurance policies.

 About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-9395023